Exhibit 99.1

NEWS RELEASE

OLYMPUS EXPANDS GLOBAL GOLD RESOURCE TO 4.53 MILLION OUNCES

BAU RESOURCE INCREASES 23%  TO MORE THAN 3 MILLION OUNCES

Toronto, March 05, 2012 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCQX: OLYMF, and Frankfurt: OP6). Chief Executive Officer, John Seton, is pleased to announce that building on the production increases of 2011, gold resources have increased by 569,200 ounces to a new total of 4.53 Million ounces (refer to the attached Reserve/Resource Table at Appendix A).

John Seton (CEO), said: “This resource increase is important as it confirms Bau as a major gold field.  Shareholders should also bear in mind that:
•	Bau has already yielded some 3,000,000 oz (estimated) gold from historic production;
•	Many deposits at Bau Central remain open along strike and down dip; and
•	The Company holds consolidated tenements over most of the Bau gold trend, much of which remains under-explored

In addition, new ore sources recently identified at the Company’s Bong Mieu mining property in Vietnam are yet to be explored, whilst exploration of the Capcapo gold-copper project in the Philippines is scheduled to commence during the second half of 2012.

Continued exploration on all these properties will contribute to resource expansion during 2012.

Bau Gold Project

The attached Reserve/Resource Table shows that Bau Project registered a 23% (569,200 oz) gold resource increase (from 2.45M oz in 2011, to 3.02M oz at present). Additionally, there has been an upgrade of 349,600 oz of resources from “inferred” to “measured” and “indicated” resource categories. This increase and upgrade derive from the drilling of 19,817 metres in 122 holes during 2011.

- Bau Development project

At present, measured + indicated resources comprising 15,541,000t @ 1.56 g/t Au (containing 779,500 oz gold), plus inferred resources comprising 11,145,000t @ 1.51 g/t Au (containing 540,000 oz gold) within the Jugan and Bekajang sectors of the Central Bau gold trend are the subject of mining feasibility studies.

- Bau Exploration areas

 Areas targeted for ongoing exploration contain indicated resources comprising 40,434,000t @ 1.31 g/t gold (containing 1,701,700 oz gold). Ongoing drilling and related exploration activities during 2012 are accordingly expected to continue expanding and upgrading the Bau resource.

Current Bau resources are summarized in the following table:

Bau Gold Project
Development Resources (Jugan + Bekajang Sectors)

Reserve Category	Tonnes	Gold Grade (g/t)	Gold (oz)
Measured	3,425,000	1.44	158,500
Indicated	12,116,000	1.59	621,000
Inferred	11,145,000	1.51	540,400
Exploration Resources (Bau Gold Trend)
Reserve Category	Tonnes	Gold Grade (g/t)	Gold (oz)
Indicated	1,517,000	2.75	134,000
Inferred	38,917,000	1.25	1,567,700

Vietnam Mine Properties

During 2011, net gold resources in Vietnam fell slightly owing to depletion from mine production. At 2011 year-end, net measured + indicated resources were 4,331,358 t @ 2.86 g/t Au (containing 397,759 oz gold). Programmes are in progress to progressively convert these resources to reserves, whilst inferred resources of 8,638,176 t @ 3.99 g/t (containing 1,109,084 oz gold) are the subject of continuing exploration upgrade and expansion.  New ore sources at Bong Mieu project during 2011 are currently subject to exploration and will likely lead to additional JORC/NI43-101 resources during 2012.

Current Vietnam resources are summarized in the following table:

Vietnam Mining Properties
Development Resources (Bong Mieu + Phuoc Son Mines)
Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	1,190,423	3.89	148,751
Indicated	3,140,935	3.53	356,709
Inferred	8,638,176	3.99	1,109,084

Capcapo Copper-Gold Project

Capcapo is a prospective copper-gold deposit, situated north of the rich Baguio mining district. Early drilling results from work conducted in 2006-2007 revealed ore-grade mineralization extending from outcrop to beyond the then 90m depth limit of drilling. Exploration is scheduled to commence upon completion of a Community Relations programme,  that is expected to generate significant scope for resource expansion.

Bau Project Background

The Bau property is a brown-field project, spread over a large geographic area in which the Company owns rights to mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield has been intermittently mined since the mid 19th Century. Historic production is estimated at > 3M oz gold. The most recent was the Tai Parit mine, which closed in 1996 after producing 1.2M oz gold from a single open-pit averaging 7g/t Au.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains several other important gold mining camps, including: Kelian, Mamut (gold-copper) and Mt Muro.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The Goldfield has earlier been explored by several companies, including Menzies Gold NL, Cameco, Gencor, RGC and Zedex Minerals Ltd, but this is the first time that detailed and systematic exploration has been conducted using modern state-of-the-art exploration techniques over the whole goldfield for a sustained period.

Company equity in the Bau Goldfield Project operating Joint Venture Company (North Borneo Gold Sdn Bhd) currently stands at 83.25%. The Company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also contemplates a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A: Olympus Pacific Minerals Reserve/Resource Table (as of February 28, 2012)

RESERVES
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)
NI43-101	Proven	0	-	0
	Probable	133,547	2.17	9,333
	Total P&P	133,547	2.17	9,333

Phuoc Son Gold Property (2)
NI43-101	Proven	180,313	-	41,636
	Probable	567,635	5.83	106,377
	Total P&P	747,948	6.16	148,013

RESOURCES	(Measured & Indicated Resources Include Proven and Probable Reserves)
Bong Mieu Gold Property (3)
NI43-101	Measured	1,037,660	1.95	65,038
	Indicated	2,519,205	1.48	119,750
	Total M&I	3,556,865	1.62	184,788
	Inferred	4,951,920	1.39	221,306
Ancillary Metal Credits (See Note 7 Below)	Measured			37,908
	Indicated			69,793
	Total M&I credits			107,701
	Inferred			97,779
Historic (JORC 1993)	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

Phuoc Son Gold Property (4)
NI43-101	Measured	128,563	10.14	41,915
	Indicated	429,030	9.15	126,276
	Total M&I	557,593	9.38	168,191
	Inferred	2,466,256	6.01	476,206

Tien Thuan Gold Property (5)
NI43-101	n/a	Not disclosed - See Note (5) below.

Bau Gold Property (6)
NI43-101	Measured	3,425,000	-	158,500
	Indicated	13,633,000	1.72	755,000
	Total M&I	17,058,000	1.67	913,500
	Inferred	50,062,000	1.31	2,108,100

Global Totals:		2012 (February 28)

RESERVES
NI43-101	Proven	180,313	7.18	41,636
	Probable	701,182	5.13	115,711
	Total P&P	881,495	5.55	157,346

RESOURCES
NI43-101	Measured	4,591,223	2.06	303,361
	Indicated	16,581,235	2.01	1,070,819
	Total M&I	21,172,458	2.02	1,374,180
	Inferred	57,480,176	1.57	2,903,392
JORC 1989	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

OYM Reserve/Resource Notes January 28, 2012

(1) Bong Mieu Reserve Estimate

Bong Mieu reserves were estimated by Olympus in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and reserve impairments up to end of 4Q 2011 are as noted below:

1.1 Ho Gan Deposit

Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.
No new reserves were developed during 4Q 2011. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 4Q 2011 from the reserve remaining at 3Q 20101 The tonnage mined during 4Q 2011 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

2.2 Ho Ray-Thac Trang Deposit: No reserves have yet been estimated.

2.3 Nui Kem Deposit: No reserves have yet been estimated.

(2) Phuoc Son (Dak Sa) Reserve Estimate

Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within Company filings at www.sedar.com. Deposit notes and 4Q 2011 reserve impairments are as noted below:

2.1 Bai Dat Sector

During 4Q 2011, mining of Bai Dat deposit continued down to sub-level 5A. The proven reserve remaining at end of 4Q 2011 was determined by underground survey & channel sampling of remaining ore blocks. It is noted that this generated the same tonnage as the original resource model but at a higher grade than calculated by the model. Probable reserve was determined by deducting the ore mined during 4Q 2011 from the 2011 3Q reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The  Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector

During 4Q 2011, no ore was mined and no new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go 4Q 2011 reserve remains the same as the March 2008 reserve estimate, which employed a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au.
(3) Bong Mieu Resource Estimate

Bong Mieu resources were initially estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 4Q 2011 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit

During 4Q 2011, mining was conducted, but no new (NI43-101 status) resources were estimated. The 4Q 2011 JORC/NI43-101 resource was therefore estimated by deducting the tonnage mined from the resource model during 4Q 2011 from the resource remaining at end of 3Q 2011. Mining conducted outside of the resource model is excluded from this calculation.

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit

During 4Q 2011, no mining was conducted. A new internal (NI43-101/CIMM status) block model resource estimate, conducted earlier in the year (Bong Mieu-East Mineral Resource Update, March, 2011), was reviewed and validated during 3Q and now forms the basis for the 4Q 2011 resource statement. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits.

3.3 Bong Mieu South (Nui Kem) Deposit

The Nui Kem underground resource is a Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).
Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.
During 4Q 2011, Olympus continued mining production from trial stoping and underground exploration developments. The Historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared in due course.

(4) Phuoc Son (Dak Sa) Resource Estimate

Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources include an in-house  estimate of additional resources conducted in May 2010 . Deposit notes and 4Q 2011 resource impairments are as noted below:

4.1 Dak Sa South (Bat Dat) Deposit

During 4Q 2011, mining of the Bai Dat deposit continued, but no additional (NI43-101 status) resources were defined. Accordingly, the 4Q 2011 resource estimate (which includes mining reserves) was determined by deducting 4Q 2011 mining depletion from the resource remaining at end of 3Q 2011. The Dak Sa South estimate (refer above) employed  an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 Dak Sa North (Bai Go) Deposit

During 4Q 2011, no ore was mined and no additional (NI43-101 status) resources were defined. The 4Q 2011 resource estimate (which includes mining reserves) accordingly remains the same as  the May 2010 estimate (refer above). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au , with no lowercut.

(5) Tien Thuan Resource Estimate

No Tien Thuan resource is disclosed as of 4Q 2011 because no NI43-101 status resource estimate has yet been made.  A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant.

(6) Bau Resource Estimate

Current Bau resources are pursuant to an independent estimate conducted by Terra Mining Consultants and Stevens & Associates (“TMC/SA”), dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00g/t  Au respectively for near surface (open-pit) and deeper (u/g) deposits.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from  6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.  This estimate superscedes an earlier estimate by the same consultsants dated June 15, 2010.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Copy of the TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company’s filings at www.sedar.com.

Ongoing Bau project resource drilling is  expected to enable a further resource update later in 2012.

(7) Ancillary Metals

The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/oz . Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 4Q 2011 estimate because they are of insignificant value or uneconomic to recover.

(8) SEC Note

The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

U.S. investors are also cautioned that the terms “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, but not by the U.S. Securities and Exchange Commission. It should not be assumed that all or any of the mineral resources within these categories will necessarily  be converted into reserves.